UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                        GENERAL NUTRITION COMPANIES, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title or Class of Securities)


                                   37047F 10 3
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [  ]

CUSIP No. 37047F 10 3


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        (1)     Name of Reporting Person
                S.S. or I.R.S. Identification No. of Above Person

                  ML-Lee Acquisition Fund, L.P.

        (2)     Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)

                (b)  X

        (3)     SEC Use Only



        (4)     Citizenship or Place of Organization   Delaware

        Number of                 (5)  Sole Voting Power          -0-

        Shares Bene-
         ficially                 (6)  Shared Voting Power        -0-

        Owned by
        Each Reporting            (7)  Sole Dispositive Power     -0-

         Person
        With                      (8)  Shared Dispositive Power   -0-

        (9)   Aggregate Amount Beneficially Owned by Each Reporting Person  -0-

        (10)    Check if the Aggregate Amount in Row (9) Excludes
                Certain Shares (See Instructions)

        (11)    Percent of Class Represented by Amount in Row (9)
                   0.0%

        (12)    Type of Reporting Person (See Instructions)   PN

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Item 1(a)       Name of Issuer:

                         General Nutrition Companies, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                 921 Penn Avenue, Pittsburgh, Pennsylvania 15222

Item 2(a)       Name of Person Filing:

                         ML-Lee Acquisition Fund, L.P. (the "Fund") and Thomas
                         H. Lee Advisors I ("Advisors I").

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                         The Fund: 225 Liberty Street, World Financial Center, South Center, South Tower - 23rd Floor,
                         New York, NY 10080-6123

                         Advisors I: c/o Thomas H. Lee Company, 75 State Street, Boston, MA 02109

Item 2(c)       Citizenship:

                         The Fund:    Delaware
                         Advisors I:  Massachusetts

Item 2(d)       Title of Class of Securities:

                         Common Stock

Item 2(e)       CUSIP Number:

                         37047F 10 3

Item 3 If Statement filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person

                         Not Applicable

        (a)     [  ]     Broker or Dealer

        (b)     [  ]     Bank



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        (c)     [  ]     Insurance Company

        (d)     [  ]     Investment Company

        (e)     [  ]     Investment Adviser

        (f)     [  ]     Employee Benefit Plan, Pension Fund or Endowment Fund

        (g)     [  ]     Parent Holding Company

        (h)     [  ]     Group


Item 4          Ownership:

        (a)  Amount Beneficially Owned:        -0-

        (b)  Percent of Class:                 -0-

        (c)  Number of shares as to which such person has:

                (i)      sole power to vote or to direct the vote:
                                   -0-

                (ii)     shared power to vote or to direct the vote:     -0-

                (iii)    sole power to dispose or to direct the disposition of:
                                   -0-

                (iv)     shared power to dispose or to direct the disposition
                                   -0-


Item 5          Ownership of Five Percent or Less of a Class:

                The Fund and Advisors I have ceased to be the beneficial owners of any shares of such class.

Item 6          Ownership of More than Five Percent on Behalf of Another Person:

                N/A


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Item 7          Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on By the Parent Holding
                Company:

                N/A

Item 8          Identification and Classification of Members of the Group:

                N/A

Item 9          Notice of Dissolution of Group:

                N/A

Item 10         Certification:

                N/A

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                                    Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  ML-LEE ACQUISITION FUND, L.P.

                                  By:  MEZZANINE INVESTMENTS, L.P.
                                       Managing General Partner

                                  By:  ML MEZZANINE INC.
                                       General Partner



                                  By:  /s/Audrey Bommer
                                       Name:  Audrey Bommer
                                       Title: Vice President and Treasurer

Dated:  February 13, 1997